                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                       CHOICE HOTELS INTERNATIONAL, INC.
                   ________________________________________
                               (Name of Issuer)



                                 Common Stock
                       --------------------------------
                        (Title of Class of Securities)



                                  169905-10-6
                          ---------------------------
                                (CUSIP Number)



                       Patricia Bowditch  (301) 592-1300
           10770 Columbia Pike, Suite 100, Silver Spring, MD  20901
      ___________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                August 16, 1999
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6                                          13D  Page 2 of 4



1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       Stewart Bainum, Jr.
       S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*

       (a)  ( )     (b)  (  )

3    SEC Use Only

4    Source of Funds

       00

5  Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items

       2(C) or 2(E)    (  )


6  Citizenship or Place of Organization

       USA



Number of Shares Beneficially Owned by Each Reporting Person with:


       7    Sole Voting Power             2,005,447

       8    Shared Voting Power           5,459,697

       9    Sole Dispositive Power        2,005,447

      10    Shared Dispositive Power      5,459,697

11 Aggregate Amount Beneficially Owned by Each Reporting Person

      7,465,144

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares



13 Percent of Class Represented by Amount in Row (11)

      13.6%

14 Type of Reporting Person

      IN

CUSIP No. 169905-10-6                                          13D  Page 3 of 4


Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Choice Hotels International, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
               10750 Columbia Pike
               Silver Spring, MD  20901

          (c)  Title and Class of Securities:
               Common Stock


Item 2.   Identity and Background


          (a)  Name:
               Stewart Bainum, Jr.

          (b)  Business Address:
               10770 Columbia Pike, Suite 100
               Silver Spring, MD  20901

          (c)  Present Principal Employment:
               Chairman, Choice Hotels International
               10770 Columbia Pike, Suite 100
               Silver Spring, Maryland  20901

          (d)  Record of Convictions:
               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e)  Record of Civil Proceedings:
               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          N/A

Item 4.   Purpose of Transaction

          Effective August 16, 1999, Stewart Bainum, Jr. resigned as a co-

          Trustee of the Roberta Bainum Irrevocable Grantor Trust, in which his sister, Roberta Bainum, is sole beneficiary. Therefore, he no longer shares voting and dispositive authority over the Trust's 1,906,369 shares of the Issuer. Thus, these shares are no longer being reported by Mr. Bainum, Jr. There was no consideration involved in his resignation.

Item 5.   Interest in Securities of the Issuer

          (a)  Amount and percentage beneficially owned:

               Reporting Person:
               7,465,144 shares, including 1,780,268 shares held directly by the Stewart Bainum, Jr. Declaration of Trust ("SBJ Trust"), of which Mr. Bainum, Jr. is the sole trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the SBJ Trust is a non-controlling stockholder (beneficial ownership of such shares is disclaimed); 112,200 shares held by Vintage Limited Partnership, a family investment partnership of which Mr. Bainum, Jr. is a non controlling stockholder of the Corporate General Partner and has shared voting authority, and 1,779,628 shares owned by Mid Pines Associates, Limited Partnership of which the SBJ Trust is Managing General Partner and has shared voting authority.

CUSIP No. 169905-10-6      13D                                    Page 4 of 4


               Also includes 1,719 shares of restricted stock granted by the issuer which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Choice Hotels International, Inc. Non-Qualified Retirement Savings and Investment Plan. Also includes 223,460 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days.

          (b)  Number of shares as to which such person has:

               (i) Sole Voting Power             2,005,447

               (ii) Shared Voting Power          5,459,697

               (iii) Sole Dispositive Power      2,005,447

               (iv) Shared Dispositive Power     5,459,697

          (c) A schedule of transactions effected in the last sixty days is as follows:

               75,000 shares were acquired by the exercise of options on August 12, 1999 for $2.6414 per share. Of this amount, 23,716 shares with a per share value of $16.97 were withheld by the Issuer to satisfy tax withholding. The source of the consideration for the exercise of the options was personal funds.

               Additionally, 300,000 shares were sold by Mr. Bainum, Jr. on August 13, 1999 for $17.1250 per share.

               On July 7, 1999, 5,600 shares of the Issuer were given to the Baltimore Advisors, a not for profit organization.

          (d)  Ownership of more than five percent on behalf of Another Person:

               To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e)  Ownership of Less than Five Percent:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to be Filed as Exhibits

          None

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 13, 1999


                                     /s/ Stewart Bainum, Jr.
                                     -----------------------------------------
                                     Stewart Bainum, Jr.